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Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Fixed Charge & Preferred Stock Dividends

				Year Ended December 31,
	Six Months Ended 6/30/2006	Six Months Ended 6/30/2005
			2005	2004	2003	2002	2001
Earnings
Income (loss) from continuing operations	$43,864	$29,753	$62,760	$46,054	$45,468	$38,876	$33,784
Add: JV cash distributions	58,457	24,643	200,857	193,144	36,469	22,482	26,909
Interest	40,978	35,909	75,819	61,197	44,001	33,946	42,411
Portion of rent expense representative of interest	8,966	8,614	16,915	12,788	12,546	12,637	12,702

Total earnings	$152,265	$98,919	$356,351	$313,183	$138,484	$107,941	$115,806

Fixed Charges and Preferred Stock Dividends
Interest	$40,978	$35,909	$75,819	$61,197	$44,001	$33,946	$42,411
Preferred stock dividends	9,938	9,938	19,875	16,258	7,712	9,690	9,658
Interest capitalized	(17)	1,015	6,849	433	—	—	—
Portion of rent expense representative of interest	8,966	8,614	16,915	12,788	12,546	12,637	12,702
Amortization of loan costs expensed	1,956	1,700	4,461	3,274	3,844	3,427	3,608

Total Fixed Charges and Preferred Stock Dividends	$61,821	$57,176	$123,919	$93,950	$68,103	$59,700	$68,379

Ratio of earnings to combined fixed charges and preferred stock dividends	2.46	1.73	2.88	3.33	2.03	1.81	1.69

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SL Green Realty Corp. Ratio of Earnings to Fixed Charge & Preferred Stock Dividends